4 Tesseneer Drive
Highland Heights, KY 41076
(859) 572-8000

August 9, 2006
VIA EDGAR AND UPS
Ms. Nili Shah, Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	General Cable Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-12983

Form 10-Q for Quarterly Period Ended March 31, 2006
Filed May 10, 2006
File No. 001-12983
Dear Ms. Shah:
This letter is being provided in response to your follow-up letter dated July 28, 2006 regarding General Cable Corporation’s (the Company) Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended March 31, 2006, File No. 001-12983. Our responses to your comments are keyed to your letter.
Form 10-K for Fiscal Year Ended December 31, 2005
Forward Pricing Arrangements for Purchases of Copper and Aluminum, page 63
1. We have reviewed your response to our prior comment 5 in our letter dated June 26, 2006. In future filings, please revise your disclosures to clarify that you believe your forward pricing arrangements fall under the “normal purchases and normal sales” scope exemption of SFAS 133 because these contracts are for purchases of copper and aluminum that will be delivered in quantities expected to be used by you over a reasonable period of time in the normal course of business and that, presumably, it is probable at inception and throughout the contract that the contract will not settle net and will result in physical delivery.
In addition, please further clarify your basis for reflecting your forward pricing agreements in your consolidated statements of income when you take physical delivery of your copper or aluminum. We note that you account for this inventory under the LIFO method. However, it is unclear why you would reflect these

Ms. Nili Shah
August 9, 2006

agreements in your consolidated statements of income in periods where there is a LIFO increment. In these cases, we would expect the effects of the contracts to be recognized in inventory. Please advise.
Response
We note your comments, and we will, in future filings, add the additional disclosure noted above regarding the “normal purchases and normal sales” scope exemption treatment for the forward purchase arrangements. We have included the following enhanced disclosure wording in the Form 10-Q for the quarterly period ended June 30, 2006 (enhanced wording in italics):
“In the normal course of business, General Cable enters into forward pricing agreements for purchases of copper and aluminum to match certain sales transactions. The Company accounts for these forward pricing arrangements under the “normal purchases and normal sales” scope exemption of SFAS No. 133 because these arrangements are for purchases of copper and aluminum that will be delivered in quantities expected to be used by the Company over a reasonable period of time in the normal course of business. For these arrangements, it is probable at the inception and throughout the life of the arrangements that the arrangements will not settle net and will result in physical delivery of the inventory. At June 30, 2006 and December 31, 2005, General Cable had $198.3 million and $106.2 million, respectively, of future copper and aluminum purchases that were under forward pricing agreements. The fair market value of the forward pricing agreements was $211.5 million and $117.6 million at June 30, 2006 and December 31, 2005, respectively. The increase in the fair market value of the forward pricing agreements is primarily due to the rapid increases in the price of copper and aluminum experienced in 2006. General Cable expects to recover the cost of copper and aluminum under these agreements as a result of firm sales price commitments with customers.”
Your request for clarification on our treatment of the agreements under the LIFO method in periods where there is a LIFO increment is noted as well, and we supplementally clarify that in our prior response, our explanation indicated our accounting treatment of the effects of these contracts during periods of a LIFO decrement. In periods where there is a LIFO increment, we confirm that the effects of the forward pricing arrangements are recognized in the incremental LIFO layer in inventory.
Note 3. Acquisitions and Divestitures, page 67
2. We note your response to our prior comment 6 in our letter dated June 26, 2006. We do not believe that the definition of “significant subsidiary” in Rule 1-02(w) of Regulation S-X is an appropriate measure of materiality for the purposes of

Ms. Nili Shah
August 9, 2006

applying SFAS 141. As previously noted, your disclosures on page 46 indicate that Silec and Beru represent 14% of your total assets. Further, based on your disclosures on page 68, we note that in 2004, Silec’s revenues were over 13% of your revenues. In addition, your response to prior comment 3 of our letter dated June 26, 2006, indicates that the Silec and Beru acquisitions were sufficiently large to create distortion in the accounts receivable turnover metric. Given the magnitude of these amounts, please provide us with the information discussed in paragraphs 51.e, 51.f, and 51.h separately for Silec and Beru so that we may better understand your assertions of immateriality. Please also provide us with quantitative information to support your assertion on page 68 that the pro forma disclosures required by paragraph 54 of SFAS 141 are not material.
Response
We note your comment and as requested, we have provided, in Appendix I, the condensed balance sheet information for the Silec and Beru acquisitions separately. As we previously noted, we based our conclusion to provide narrative disclosures only regarding the Silec and Beru acquisitions on the “significant subsidiary” tests in 210.1-02(w), subsequently amended by FRR-44, and as referred to in Rule 3-05 of Regulation S-X. We note your disagreement with this position, and therefore, beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2006, we have provided the disclosures required in SFAS No. 141 paragraphs 51.e, 51.f, and 51.h for the Silec acquisition. Supplementally, we note for the Staff that all contingent payments related to the Silec acquisition were settled during the second quarter of 2006 and the only remaining outstanding item related to the opening balance sheet purchase price allocation for Silec relates to deferred taxes (see our enhanced footnote disclosure below for more details). Please note in Appendix I the immateriality of the amounts related to the Beru acquisition, which is why we have provided the disclosures for the Silec acquisition only.
Regarding the Company’s assertion that pro forma disclosure is not required, we used the same “significant subsidiary” tests to determine the level of disclosure required. For the quantitative results of these tests, we refer you to the response letter, dated December 1, 2005, that the Company provided Ms. Jennifer Hardy, Legal Branch Chief at the Securities and Exchange Commission in regard to her question on the same topic. We have included an excerpt from our response letter below for your convenience:
“The results of the Company’s significance test computation for the wire and cable business of SAFRAN SA (“target”) to be acquired are summarized as follows (2004 ending Euro to dollar exchange rate of 1.36440 for the balance sheet-based tests; 2004 Euro to dollar rate of 1.24386 for the earnings-based test):

Ms. Nili Shah
August 9, 2006

Investment in target = 84.0 million Euro x 1.3644	=$114.6 million
General Cable total assets @ 12/31/04	=$1,220.8 million
Percentage	=9.4%

Target net assets @ 12/31/04 = 60.6 million Euro x 1.3644	=$82.7 million
General Cable total assets @ 12/31/04	=$1,220.8 million
Percentage	=6.8%

Target income from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle for the year ended 12/31/04 = 1.5 million Euro x 1.24386	=$1.87 million

General Cable income from continuing operations before income taxes, extraordinary items and cumulative effect of change in accounting principle for the year ended 12/31/04	=$19.4 million
Percentage	=9.6%
Based on the results of these tests, the Company concluded that it was not required to include audited financial statements of target in the Registration Statement based on Rule 1-02(w) of Regulation S-X.”
Although, as you noted, Silec’s revenue was approximately $261.7 million in 2004, we did not consider revenue as the principal indicator in determining Silec’s overall materiality to our business. Rather, we believe income from continuing operations to be most meaningful to our investors and the acquired Silec business historically had operated at or slightly above breakeven. A key part of our acquisition strategy involves buying companies at net book value or less that have been dealing with operational issues or have been marginalized by competitors and using our Lean manufacturing initiatives, global marketing capabilities and operational excellence to create income accretive operations. However, we note your disagreement with our use of the “significant subsidiary” tests as our basis for determining disclosure, and have therefore, beginning with the 10-Q for the Quarterly Period Ended June 30, 2006, provided the pro forma disclosure required by paragraph 54 of SFAS 141 for the Silec acquisition in order to provide more information to our investors.
Our enhanced footnote disclosure follows:
“On December 22, 2005, the Company completed its purchase of the shares of the wire and cable manufacturing business of SAFRAN SA, a diverse, global high technology

Ms. Nili Shah
August 9, 2006

company. The acquired business is known under the name Silec Cable, S.A.S. (“Silec”). Silec® is based in Montereau, France and employs approximately 1,000 associates with nearly one million square feet of manufacturing space in that location. In 2005, prior to the acquisition date, Silec® reported global sales of approximately $282.7 million (based on 2005 average exchange rates) of which about 52% were linked to energy infrastructure. The original consideration paid for the acquisition was approximately $82.8 million (at prevailing exchange rates during that period) including fees and expenses and net of cash acquired at closing. In accordance with the terms of the definitive share purchase agreement, the Company withheld approximately 15% of the purchase price at closing until the parties agreed on the final closing balance sheet. During the second quarter of 2006, the Company agreed on the closing balance sheet and resolved other claims with SAFRAN SA, and therefore, the Company paid additional consideration of approximately $13.7 million (at prevailing exchange rates during the period) including fees and expenses in final settlement of the acquisition price. The Company acquired Silec® primarily as the latest step in the positioning of the Company as a global leader in cabling systems for the energy exploration, production, transmission and distribution markets.
A preliminary purchase price allocation based on the estimated fair values, or other measurements as applicable, of the assets acquired and the liabilities assumed at the date of acquisition is as follows (in millions at the prevailing exchange rate for that date):

As of
December 22, 2005
Cash	$1.4
Accounts receivable	113.5
Inventories	49.1
Prepaid expenses and other	8.4
Property, plant and equipment	17.6
Other noncurrent assets	2.0

Total assets	$192.0

Accounts payable	$43.1
Accrued liabilities	40.0
Other liabilities	12.0

Total liabilities	$95.1

The values of property, plant and equipment and intangible assets reflected above have been adjusted for the pro rata allocation (based on their relative fair values) of the excess of the fair value of acquired net assets over the cost of the acquisition. The Company has not yet finalized the deferred tax accounting in establishing the acquisition opening balance sheet. This valuation is expected to be completed in the third quarter of 2006,

Ms. Nili Shah
August 9, 2006

which could result in changes to the values assigned above to property, plant and equipment and intangible assets.
Intangible assets reflected above were determined by management to meet the criteria for recognition apart from goodwill and include the following (in millions at the prevailing exchange rate for that date):

		Amortization
	Estimated Fair	Period
	Value	(in years)
Patents	$1.0	12.0

Total amortizable intangible assets	$1.0	12.0
Trademarks	$1.0

Total intangible assets	$2.0

Trademarks have been determined by management to have indefinite lives and are not amortized, based on management’s expectation that the trademarked products will generate cash flows for the Company for an indefinite period. Management expects to continue to use the acquired trademarks on existing products and to introduce new products that will also display the trademarks, thus extending their lives indefinitely.
The patents were determined by management to have finite lives. The useful life for the patents was based on the remaining lives of the related patents.
No in-process research and development costs have been identified to be written off.
The following table presents actual unaudited consolidated results of operations for the Company for the three and six fiscal months ended June 30, 2006, including the operations of Silec® and presents the unaudited pro forma consolidated results of operations for the Company for the three and six fiscal months ended July 1, 2005 as though the acquisition of Silec® had been completed as of the beginning of each period. This pro forma information is intended to provide information regarding how the Company might have looked if the acquisition had occurred as of January 1, 2005. The pro forma adjustments represent management’s best estimates based on information available at the time the pro forma information was prepared and may differ from the adjustments that may actually have been required. Accordingly, the pro forma financial information should not be relied upon as being indicative of the historical results that would have been realized had the acquisition occurred as of the dates indicated or that may be achieved in the future.

Ms. Nili Shah
August 9, 2006

(In millions)	Unaudited Three		Unaudited Six
	Fiscal Months		Fiscal Months
	Ended		Ended
	June 30,	July 1,	June 30,	July 1,
	2006	2005 (Pro	2006	2005 (Pro
	(Actual)	forma)	(Actual)	forma)
Revenue	$987.1	$680.3	$1,791.4	$1,304.0
Net income applicable to common shareholders	$41.4	$11.2	$62.7	$19.2
Earnings per common share — assuming dilution	$0.80	$0.25	$1.21	$0.44
     The pro forma results reflect immaterial pro forma adjustments for interest expense, depreciation and related income taxes in order to present the amounts on a purchase accounting adjusted basis. These pro forma results also include an estimated $1.2 million and an estimated $2.4 million, respectively, of corporate costs allocated by SAFRAN SA to Silec® during the three and six fiscal months ended July 1, 2005. Certain overhead costs previously incurred on behalf of and allocated to Silec® by SAFRAN SA are incurred directly by Silec® in 2006.
     Net income during the three and six fiscal months ended June 30, 2006 and July 1, 2005 includes certain material one-time benefits (charges) unrelated to the acquisition, as listed below (in millions):

	Unaudited Three		Unaudited Six
	Fiscal Months		Fiscal Months
	Ended		Ended
	June 30,	July 1,	June 30,	July 1,
	2006	2005 (Pro	2006	2005 (Pro
	(Actual)	forma)	(Actual)	forma)
Release of deferred tax valuation allowance	$3.7	—	$3.7	—
Plant rationalization charges	—	$(3.5)	—	$(3.5)
Note 19. Segment Information, page 85
3. We have reviewed your response to prior comment 9. Please clarify the following for us:
•	Please specifically identify each of your operating segments, as defined in paragraph 10 of SFAS 131, that you have aggregated into three reportable segments.

Ms. Nili Shah
August 9, 2006

Response
The Company’s operating segments, as defined in paragraph 10 of SFAS 131, that we have aggregated into three reportable segments are as follows:
Industrial & Specialty Segment:
North America:
          Carol Cord & Electronics
          Industrial Products
          Automotive Products
          Assemblies
European Industrial & Specialty Cables
Asia Pacific Industrial & Specialty Cables

Communications Segment:
North America:
          Outside Voice & Data
          Datacom Products
European Communications
Asia Pacific Communications

Energy Segment:
North American Utility
European Utility
Asia Pacific Utility
The Company has aggregated these operating segments into the three reportable segments under the guidelines contained in paragraph 17 of SFAS 131.
•	Please identify for us your chief operating decision maker, as defined in paragraph 12 of SFAS 131.
Response
The Company’s chief operating decision maker is Gregory B. Kenny, the Company’s Chief Executive Officer and President.
•	Please provide us with a management organizational chart so that we may see how your company is structured and who reports to the chief operating decision maker.

Ms. Nili Shah
August 9, 2006

Response
A management organizational chart which shows the direct reports of Gregory B. Kenny, the Company’s chief operating decision maker is provided as Appendix II. You will note in the organization chart that the management responsibilities for the operating segments do not in all cases line up with the aggregations of the operating segments that the Company has made for segment reporting purposes. The Company from time to time assigns responsibilities to managers for multiple operating segments that are dissimilar in nature in order to broaden their management experience and increase their exposure to the Company’s various operations. However, the Company’s chief operating decision maker does review financial results utilizing the aggregation of operating segments as reflected in the reported segments. Also, in the Company’s matrix organization structure, the key functional areas within the Company (i.e., Operations, Finance, Sales, Human Resources, etc.) are organized to support the operating segments along the lines of the Company’s reported segments. Also of note regarding the management organization chart, Roger Roundhouse has primary operating responsibility for the Wire Harnesses & Assemblies Group, which includes both the Automotive Products and Assemblies operating segments, both of which are included in the Industrial & Specialty reporting segment.
•	You state in your response that you have provided us one of the internal financial reports provided to your chief operating decision maker as of December 31, 2005 and March 31, 2006. As previously requested, please provide us with a copy of all internal financial reports provided to your chief operating decision maker as of these dates.
Response
Enclosed as Appendix III (“Pages GC00001 through GC000039”) is the following interim financial reports that are provided to our chief operating decision maker as of December 31, 2005 and March 31, 2006:
Leadership Team Financial Reports: These financial reports are prepared by our Corporate Accounting Group and are reviewed by our chief operating decision maker on a monthly basis. In these reports, the European and Asia Pacific operating segments are reported on a consolidated basis. Financial performance by major product line is discussed on a monthly basis by the Company’s chief operating decision maker and the respective CEO’s of its European and Asia Pacific businesses during periodic teleconferences (no formal financial reports are prepared for these teleconferences).

Ms. Nili Shah
August 9, 2006

Segment Detail (previously submitted to the Staff): These financial reports are prepared in conjunction with our quarterly financial reporting process and are reviewed by our chief operating decision maker. They include the aggregation of the operating segments into the reported segments, including the de-aggregation of Europe and Asia Pacific into their respective product based reporting segments. The products that comprise the three sub-segments of the European and Asia Pacific operating segments are very similar in nature to the other operating segments included in the respective reporting segments. The sub-segments of our European and Asia Pacific businesses also experience similar economic influences and utilize similar production processes, have similar types and classes of customers, utilize similar distribution methods and are subject to similar regulatory requirements as compared to the other operating segments included in the respective reporting segments.
•	You state that you are managed consistent with the “matrix form” discussed in paragraph 15 of SFAS 131. Please clarify this statement, as we note from the reports you provided us that your chief operating decision maker does not appear to receive two overlapping sets of data — one for products and one for geographies. Instead, your chief operating decision maker appears to receive one report with some components based on geographies and others based on products.
Response
Our chief operating decision maker does receive and review two overlapping sets of financial data. The financial information included in the Leadership Team Financial Reports present the European and Asia Pacific operating segments on a consolidated geographic basis. The financial information in the Segment Detail reports presents the European and Asia Pacific financial results by product segment. The descriptions of the European and Asia Pacific components included in the Segment Detail reports that were previously submitted to the Staff are only used for internal management reporting purposes. As mentioned earlier, the products that comprise the sub-segments of the European and Asia Pacific operating segments are very similar in nature to the other operating segments included in the respective reporting segments.
4. With respect to your assertions regarding the aggregation of your operating segments, please clarify the following.
•	With respect to the Industrial & Specialty segment, we continue to note that the individual components in this segment serve different markets, such as large distributors, retail channels, and OEM’s. More importantly, as you indicate in your response, it appears that the individual components in this segment are driven by different factors and

Ms. Nili Shah
August 9, 2006

consequently, the financial results of the individual components have not followed the same economic trends over the last several years. Specifically, we note the Carol business, which focuses on repairs, was less susceptible to the severe economic downturn in the most recent business cycle because factory maintenance was still required during this period, as compared to the Industrial business, which focuses on new industrial construction. We also note that the Automotive business, whose economic drivers differ from the other components in this segment, has experience profit margins in excess of the average for the Industrial & Specialty segment. These statements are further evidenced by the historical information you have provided us by component. Accordingly, it does not appear that these components are economically similar as required by paragraph 17 of SFAS 131 and that investors would benefit from disclosure of disaggregated information. As such, please clarify why you believe aggregation of these components into an Industrial & Specialty segment is appropriate. As part of your response, please tell us the time frame in which you expect the operating performance of the Carol and the Industrial businesses to converge. In addition, please tell us the regions in which Carol and Industrial operate. Please also tell us the nature of Europe’s business, as compared to that of Carol and Industrial.

•	With respect to your Communication segment, we note your statement that the improvement in the profitability of the OVD products from 2002 to the present is mainly driven by both competitor consolidation and rationalization of certain of your facilities, whereas the Datacom business has not followed the same trajectory as the OVD business because you are a smaller player in this market, because of intense competition, and because of your inability to pass rising raw materials costs through to your customers as quickly as the OVD business. These statements are further evidenced by the historical information you have provided us by component. Accordingly, it again does not appear that these components are economically similar as required by paragraph 17 of SFAS 131 and that investors would benefit from disclosure of disaggregated information. As such, please further clarify why you believe aggregation of these components into a Communications segment is appropriate. As part of your response, please tell us the regions in which Datacom and OVD operate.

•	With respect to your Energy segment, please tell us the regions in which Utility operates. Please also tell us the nature of Europe’s business, as compared to that of Utility.

Ms. Nili Shah
August 9, 2006

Response
In determining the operating business units to be aggregated and included in the Company’s reporting segments, the Company considered the criteria included in paragraph 17 of SFAS 131 (see Appendix IV for an overview of these considerations). Specifically, the Company considered the economic characteristics of the operating segments, the nature of the products and production processes, the type or class of customer, distribution methods and the regulatory environment. After applying these criteria, the Company concluded that the operating segments should be aggregated for segment reporting purposes into the Industrial & Specialty, Communications and Energy Segments.
In addition to the requirements of SFAS 131, the Company also considered other relevant factors in determining its reported segments, including the history of its public disclosures and the comparability of its public reporting to that of its major competition (see “Other Considerations” below for a further discussion of these matters).
With regard to the specific comments raised in the Staff’s July 28, 2006 letter, the Company provides the following additional information for clarification:
Industrial & Specialty Segment:
a.	The products included in each of the operating segments are sold through similar market channels, that is, through distributors, retailers and directly to customers and OEM’s.

b.	The operating segments included in the Industrial & Specialty reporting segment are primarily driven by the same long-term economic factor, that is, the level of industrial activity including repairs and maintenance and automation of existing facilities and the construction of new facilities. While certain products within the Carol operating segment are primarily used for factory maintenance and certain products in Industrial are primarily used in new facility construction, the overall demand for products in both operating segments is driven long-term by the level of industrial activity. This economic driver influences the Company’s operations in North America as well as those in Europe and in Asia Pacific.

c.	The principal economic driver for the Automotive operating segment, which primarily manufactures and sells automotive ignition wire sets for the aftermarket, is the level of consumer spending on automobile maintenance. The net sales of the Automotive operating segment in 2005 represented approximately 3% of consolidated net sales for the Company. The reported operating margins in this operating segment (per management’s internal financial reports) are higher than

Ms. Nili Shah
August 9, 2006

the overall Industrial & Specialty segment in part because of the internal transfer pricing mechanism that the Company utilizes to account for the bulk ignition wire that is manufactured at a Carol facility and transferred to an Automotive facility (at cost) for final assembly. This transfer pricing mechanism overstates the internally reported profitability of the Automotive operating segment and understates that of the Carol operating segment. In addition to the sourcing of bulk ignition wire, the Automotive operating segment also benefits from other services (i.e., technology, engineering, etc.) that are provided by the Carol operating segment for which a fee is not charged. The Company internally accounts for the Automotive operating segment in this manner in order to monitor its direct contribution to overall profitability. If the Company were to externally report the Automotive operating segment as a separate segment, it would allocate additional costs to it and the adjusted operating margin for the Automotive segment would be more in line with that reported by the Industrial & Specialty segment.

d.	With regard to the internally reported operating margins of the Carol and Industrial operating segments, we would expect the margins to converge again over the next 18 to 24 months as the Industrial business continues to benefit from internal cost reduction initiatives which are in process at the Company. This convergence, based on internally reported operating margins and 2006 and 2007 forecasted operating margins, is demonstrated in the graph attached as Appendix V.

e.	The Carol and Industrial operating segments primarily operate in the North American market.
Communications Segment:
In determining the operating segments to be aggregated and included in the Communications reporting segment the Company considered the criteria included in paragraph 17 of SFAS 131. Specifically, the Company considered the economic characteristics of the operating segments, the nature of the products and production processes, the type or class of customer, distribution methods and the regulatory environment. After applying these criteria, the Company concluded that the Outside, Voice & Data, Datacom and European and Asia Pacific Communications businesses should be aggregated for segment reporting purposes.
With regard to the specific comments raised in the Staff’s July 28, 2006 letter, the Company provides the following additional information for clarification:

Ms. Nili Shah
August 9, 2006

The economic factors that drive the Outside, Voice and Data (OVD) and Datacom operating segments, as well as the Company’s European and Asia Pacific Communications businesses, are very similar in nature. The operating segments in the Communications segment are primarily driven by the demand for additional voice and data transmission capacity and the increased need for cables with higher band-width capabilities. This economic driver is reflected in the level of capital spending by telephone operating companies and corporations for their voice and data networks. The operating segments within this reporting segment also contend with similar competing technologies for their product offerings (i.e., fiber optics and wireless technology). The market dynamics with regard to OVD products and Datacom products that we mentioned in our earlier response to the Staff are also very similar in nature (i.e., a significant decline in demand resulted in excess manufacturing capacity which lead to price discounting; followed by consolidation of the manufacturing base, withdrawal of excess capacity and an improved pricing environment). While the Company does not enjoy the same market position for its Datacom products (number 4 or 5 domestically) as it does for its OVD products (number 2 domestically), it is a significant market participant for both product offerings. The Company considers the difference in reported financial results between the OVD operating segment and the Datacom segment as being one more of timing and the need to significantly reduce our cost position in Datacom manufacturing than one due to different economic drivers. The recovery of the OVD business, where we have a more competitive cost structure, preceded that of the Datacom business by several quarters because consolidation and rationalization occurred first among OVD manufacturers. Consolidation and rationalization has recently occurred with regard to the Datacom market and a recovery in profitability among manufacturers is now well underway.
The OVD and Datacom operating segments operate primarily in the North American region.
Given the similarities in products, manufacturing processes (i.e., shared manufacturing facilities and interchangeable equipment), type of customer, distribution method and regulatory environment, the Company believes that it is appropriate to aggregate these operating segments for segment reporting purposes.
Energy Segment:
The Utility operating segment operates primarily in the North American Region.
The European business manufacturers and sells low and medium voltage power distribution cables and high voltage power transmission cables. They also sell extra-high voltage power transmission cables and systems. The product offering in Europe is identical to that of the Company’s North American Utility business. The Energy sub-

Ms. Nili Shah
August 9, 2006

segment of our European business also experiences similar economic influences and utilizes similar production processes, has similar types and classes of customers, utilizes similar distribution methods and is subject to similar regulatory requirements as the North American Utility operating segment.
Other Considerations
In addition to the specific responses to the Staff’s questions provided above and the requirements of SFAS 131, the Company believes that there are other secondary factors that should be considered in determining the appropriateness of Company’s reporting segments. Firstly, the Company has been reporting its financial results in the three current segments since 2001 in its periodic reports filed with the SEC and in its other communications with its investors (i.e., press releases, quarterly earnings conference calls, presentations at investor conferences, etc.) and investors have not raised concerns or questions over the level of detail disclosed.
Secondly, the reported segments are highly comparable to those of the Company’s primary publicly reported competitors: Nexans, Draka and Superior Telecom. We noted that a fourth competitor, Belden CDT, recently changed its reported segments to a geographic breakout only. We understand that this change was made in response to a change in the internal management structure of that company. One analyst report issued after the change in reported segments stated that... “As a result, there were no reported segment results that were directly comparable to our estimates.” Also, we noted that the analysts that cover Belden CDT continue to include comments on the financial performance of the traditional product lines within the newly reported geographic segments.
We believe that the ability of our investors and the analysts that follow our Company to compare our financial results to that of our direct competitors and to our historical results and to their internally generated financial models is of significant benefit to the users of our financial statements.
Form 10-Q for the Quarterly Period Ended March 31, 2006
Note 14. Commitments and Contingencies, page 25
5. We note your response to prior comment 10 in our letter dated June 26, 2006. We note that you are producing at or near capacity and that there are no plans to complete major renovations and / or demolish the facilities in question. However, your analysis of paragraph 5.b of Fin 47 remains unclear. While we note that wire and cable companies historically have not closed facilities in this portion of the business cycle, we assume there is historical data regarding the historical length of

Ms. Nili Shah
August 9, 2006

the business cycle. Accordingly, please tell us why your past practice, industry practice, of the facilities’ estimated economic lives do not provide a sufficient basis for estimating the potential settlement dates.
Response
We note your comment and supplementally provide the following to explain why our past practice, industry practice or the facilities’ estimated economic lives do not provide a sufficient basis for estimating the potential settlement dates:
•	Historically, our industry’s business cycle has averaged 8 to 10 years in length. However, based upon what we believe to be an historical underinvestment in the global energy distribution and transmission infrastructure (evidenced in the Queens borough of New York City recently, for instance), the Company believes that it is in the early stages of a much longer business cycle as energy companies make up for the historical underinvestment and utilities upgrade the electrical grid and other infrastructure, which has, in the last few years, been supported by legislation in various regions of the world. Also contributing to this view of a longer business cycle is the increasing interest in alternative energy sources, such as wind power and nuclear power, which are being pursued as a result of historically high costs for raw materials derived from oil, which has been increasing the cost of producing electricity through traditional methods. In summary, these developments are creating significant uncertainty as to whether the historic industry business cycle is still relevant.

•	Changes have also occurred within our Company that creates further uncertainty regarding our ability to rely on past business cycles as a guide for future Company specific actions even if the length of the current industry business cycle period would be estimable. Since the last cyclical downturn, we have successfully instituted and integrated Lean Six Sigma cost reduction practices into our business and our culture. These practices have significantly reversed the performance of historically weaker manufacturing plants within our Company and have further bolstered the performance of our historically stronger facilities. In addition, we have significantly reduced excess capacity in our businesses through the rationalization of several underutilized and high cost manufacturing plants, which is also in line with the industry as a whole that has decreased excess capacity through consolidation and streamlining of operations. Also, the Company believes that it historically and prospectively will perform better during economic downturn cycles because of its “Power of One” selling strategy with the premier customers in each of its respective markets. Because of the new and unprecedented Company-wide cost reduction strategies, the removal of excess production capacity both by our

Ms. Nili Shah
August 9, 2006

Company and the industry as a whole and our utilization of the “Power of One” selling strategy, we are further unable to rely on historical cyclical behaviors both as they relate to the length of time and the extent of any downturns in the industry business cycle and the effects that a downturn might have on the Company (such as the need for more plant closures).
In summary, we believe that our industry and our Company are experiencing a period of dynamic change with some of these changes being driven by factors that are unprecedented in the industry in their scope (such as raw material price increases). All of these changes, coupled with the points made in our original response, create a high level of uncertainty as to whether the traditional business cycle length and pattern will provide a reasonable indicator for the future. Based on these facts and circumstances, we believe that we do not currently have a sufficient basis for estimating potential settlement dates for the few manufacturing facilities where encapsulated asbestos have been identified.
However, we will, on a prospective basis beginning with the 10-Q for the Quarterly Period Ended June 30, 2006, add more information in our FIN 47 disclosure about the considerations that were involved in determining that potential settlement dates were not estimable. Below is our enhanced disclosure (enhanced wording in italics):
“In conjunction with the assessment that the Company carried out as a result of the requirements of FIN 47, “Accounting for Conditional Asset Retirement Obligations,” the Company identified various operating facilities that contain encapsulated asbestos that existing legislation would require the Company to dispose of with special procedures upon a demolition or major renovation of the facilities. No liability has currently been recognized on the Company’s Condensed Consolidated Balance Sheet for these special procedures since the Company does not have the information available to estimate a range of potential settlement dates. Based on the consideration of past practice, asset economic life, recent and current changes in the industry and the Company including the reduction of capacity, the implementation of Lean initiatives, the growing importance of energy infrastructure and grid improvement and the growing interest in alternative energy sources, and the fact that the operating facilities are in full use and no plans in any budget, forecast or other forward-looking plan of the Company currently projects any of these facilities to undergo demolition or major renovation, an estimate is not possible. At any time in the future when any of these facilities is designated for demolition or major renovation or an assessment of the above factors indicates that demolition or major renovation may be necessary, the Company will then have the information it needs to estimate and record the potential liability, and the Company intends to do so at that time.”
In connection with responding to the Staff’s comments, we acknowledge that:

Ms. Nili Shah
August 9, 2006

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (859) 572-8877 or the Company’s Senior Vice President, Controller and Treasurer, Brian Robinson, at (859) 572-8483 should the Staff have questions with respect to our responses.
Sincerely,
/s/ CHRISTOPHER F. VIRGULAK
Christopher F. Virgulak
Executive Vice President and Chief Financial Officer
General Cable Corporation
Enclosures

Cc:	Greg Kenny
Brian Robinson
Eric Teegarden

FOIA CONFIDENTIAL TREATMENT REQUEST — PORTIONS OF THIS SUPPLEMENTAL
INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY GENERAL
CABLE CORPORATION FOR CONFIDENTIAL TREATMENT
UNDER SEC RULE 83 (17 C.F.R. § 200.83).
REQUEST FOR RETURN OF INFORMATION — PORTIONS OF THIS SUPPLEMENTAL
INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY GENERAL
CABLE CORPORATION FOR THE RETURN OF SUCH INFORMATION
PURSUANT TO RULE 12B-4 PROMULGATED UNDER THE
SECURITIES EXCHANGE ACT OF 1934 (17 C.F.R. § 240.12B-4).
General Cable Corporation
* * *
Supplemental Information to
Response Letter Dated August 9, 2006,
Responding to SEC Comment Letter
Dated July 28, 2006
* * *

APPENDIX I
GENERAL CABLE CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
(in millions, except share data)

	(Per 10-K)						Acquisitions
	December 31,					Total	as a % of
ASSETS	2005	Silec		Beru		Acquisitions	Total Company
Current Assets:			%		%
Cash	$72.2	$1.4	1.9%	$1.6	2.2%	$3.0	4.2%
Receivables, net of allowances	542.9	113.5	20.9%	1.9	0.3%	115.4	21.3%
Inventories	363.9	49.1	13.5%	2.2	0.6%	51.3	14.1%
Deferred income taxes	41.9	—	0.0%	—	0.0%	—	0.0%
Prepaid expenses and other	48.6	8.4	17.3%	—	0.0%	8.4	17.3%

Total current assets	1,069.5	172.4	16.1%	5.7	0.5%	178.1	16.7%
Property, plant and equipment, net	366.4	17.6	4.8%	0.7	0.2%	18.3	5.0%
Deferred income taxes	52.5	—	0.0%	—	0.0%	—	0.0%
Other non-current assets	34.8	2.0	5.7%	—	0.0%	2.0	5.7%

Total assets	$1,523.2	$192.0	12.6%	$6.4	0.4%	$198.4	13.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$472.3	$43.1	9.1%	$1.4	0.3%	$44.5	9.4%
Accrued liabilities	212.2	40.0	18.9%	0.1	0.0%	40.1	18.9%
Current portion of long-term debt	6.4	—	0.0%	—	0.0%	—	0.0%

Total current liabilities	690.9	83.1	12.0%	1.5	0.2%	84.6	12.2%
Long-term debt	445.2	—	0.0%	—	0.0%	—	0.0%
Deferred income taxes	13.4	—	0.0%	0.3	2.2%	0.3	2.2%
Other liabilities	80.4	12.0	14.9%	—	0.0%	12.0	14.9%

Total liabilities	1,229.9	95.1	7.7%	1.8	0.1%	96.9	7.9%

Total shareholders’ equity	293.3

Total liabilities and shareholders’ equity	$1,523.2

General Cable APPENDIX II

FOIA CONFIDENTIAL TREATMENT REQUEST — PAGES GC00001 THROUGH GC000039
APPEARING HERE IN THIS SUPPLEMENTAL INFORMATION HAVE BEEN OMITTED
PURSUANT TO A REQUEST BY GENERAL CABLE CORPORATION FOR CONFIDENTIAL
TREATMENT UNDER SEC RULE 83 (17 C.F.R. § 200.83).
REQUEST FOR RETURN OF INFORMATION — PAGES GC00001 THROUGH GC000039
APPEARING HERE IN THIS SUPPLEMENTAL INFORMATION HAVE BEEN OMITTED
PURSUANT TO A REQUEST BY GENERAL CABLE CORPORATION FOR THE RETURN OF
SUCH INFORMATION PURSUANT TO RULE 12B-4 PROMULGATED UNDER THE
SECURITIES EXCHANGE ACT OF 1934 (17 C.F.R. § 240.12B-4).

APPENDIX IV

Reported
		Reported	profit/loss ≥
		revenue ≥	10% of	Assets are ≥
		10% of	combined	10% of
		combined	profit of op.	combined
		revenue of	segments not	assets of all	Similar economic	Similar nature of				Similar
Reportable	Operating	all op.	reporting a	op.	characteristics (market	products and	Similar nature of	Similar type or class	Similar distribution	regulatory
Segment	Segment	segments*	loss*	segments*	drivers)	services	production processes	of customer	methods	environment
Energy
	North American Utility	23.6%	20.3%	13.8%	Power demand; transmission grid infrastructure; aging utility distribution network; US Energy legislation	Low and Medium Voltage Distribution Cable; High-Voltage Transmission Cable	Long length production runs with long length packaging requirements on master reels as big as 10’ high; often prepared in a clean-room environment	Investor-Owned Utility Companies; State and Local Public Power Companies; Rural Electric Associations; Contractors	Direct sales to customers; to a lesser extent through distribution	Electrical utilities’ codes and standards
	Europe	10.4%	24.2%	19.9%	Power demand; transmission grid infrastructure; aging utility distribution network; EU and national energy legislation	Low and Medium Voltage Distribution Cable; High-Voltage Transmission Cable	Long length production runs with long length packaging requirements on master reels as big as 10’ high; often prepared in a clean-room environment	Investor-Owned Utility Companies; State and Local Public Power Companies; Contractors	Direct sales to customers; to a lesser extent through distribution	Electrical utilities’ codes and standards
	Asia Pacific	1.6%	1.8%	1.2%	Power demand; transmission grid infrastructure; aging utility distribution network; New Zealand/Australia Energy legislation	Low and Medium Voltage Distribution Cable; High-Voltage Transmission Cable	Long length production runs with long length packaging requirements on master reels as big as 10’ high; often prepared in a clean-room environment	Investor-Owned Utility Companies; State and Local Public Power Companies; Contractors	Direct sales to customers; to a lesser extent through distribution	Electrical utilities’ codes and standards
* For the year ended (p&l) and as of (balance sheet) December 31, 2005
Notes:
DIY = Do-it-yourself
OEM = Original equipment manufacturer
TIA = Telecom Industry Association
EIA = Electronic Industry Association
SAE = Society of Automotive Engineers

			Reported
		Reported	profit/loss ≥
		revenue ≥	10% of	Assets are ≥
		10% of	combined	10% of
		combined	profit of op.	combined
		revenue of	segments not	assets of all	Similar economic	Similar nature of				Similar
Reportable	Operating	all op.	reporting a	op.	characteristics (market	products and	Similar nature of	Similar type or class	Similar distribution	regulatory
Segment	Segment	segments*	loss*	segments*	drivers)	services	production processes	of customer	methods	environment
Industrial & Specialty
	Carol	9.5%	7.4%	7.3%	Capital equipment investment and maintenance; factory automation and industrial activity; mining, oil, gas and petrochemical production; alternative and temporary power sources	Rubber and Plastic- Jacketed Wire and Cable; Instrumentation and Control Cable	Long length production runs; packaged on both large reels and on small reels or boxes.	Industrial Consumers; Contractors; DIY and OEM’s	Distributors and direct sales to customers; retailers	National Electric Code
	Industrial	8.3%	6.0%	6.9%	New facility construction and capital equipment investment; factory automation and industrial activity; mining, oil, gas and petrochemical production; alternative power sources	Rubber jacketed power cables and cord; Instrumentation and Control Cable	Long length production runs; packaged on both large reels and on small reels or boxes.	Industrial Consumers; Contractors; OEM’s	Distributors and direct sales to customers	National Electric Code
	Automotive	3.3%	11.0%	3.4%	Vehicle maintenance	Rubber jacketed insulated ignition sets	Long length production runs followed by manual process to assemble the ends of the wire; packaged in small boxes	DIY and OEM’s	Retailers, distributors, and OEM’s	SAE
	Assemblies	1.5%	2.6%	0.8%	Durable goods OEM manufacturing activity	Harnesses formed from rubber and plastic jacketed cables	Long length production runs followed by manual process to assemble the ends	OEM’s	Direct sales to customers and distributors	National Electric Code

Reported
		Reported	profit/loss ≥
		revenue ≥	10% of	Assets are ≥
		10% of	combined	10% of
		combined	profit of op.	combined
		revenue of	segments not	assets of all	Similar economic	Similar nature of				Similar
Reportable	Operating	all op.	reporting a	op.	characteristics (market	products and	Similar nature of	Similar type or class	Similar distribution	regulatory
Segment	Segment	segments*	loss*	segments*	drivers)	services	production processes	of customer	methods	environment
	Europe	16.8%	13.9%	22.7%	New facility construction and capital equipment investment; factory automation and industrial activity; mining, oil, gas and petrochemical production; alternative power sources; residential and commercial construction activity.	Rubber and Plastic- Jacketed Wire and Cable; Power and Industrial Cable	Long length production runs; packaged on both large reels and on small reels or boxes	Industrial Consumers; Contractors; DIY and OEM’s	Distributors and direct sales to customers; retailers	National Electric Code (European standards)
	Asia Pacific	2.2%	2.8%	1.7%	New facility construction and capital equipment investment; factory automation and industrial activity; mining, oil, gas and petrochemical production; alternative power sources residential construction activity.	Rubber and Plastic- Jacketed Wire and Cable	Long length production runs; packaged on both large reels and on small reels or boxes	Industrial Consumers; Contractors, OEM’s	Distributors and direct sales to customers; retailers	National Electric Code (Oceania standards)
* For the year ended (p&l) and as of (balance sheet) December 31, 2005

			Reported
		Reported	profit/loss ≥
		revenue ≥	10% of	Assets are ≥
		10% of	combined	10% of
		combined	profit of op.	combined
		revenue of	segments not	assets of all	Similar economic	Similar nature of				Similar
Reportable	Operating	all op.	reporting a	op.	characteristics (market	products and	Similar nature of	Similar type or class	Similar distribution	regulatory
Segment	Segment	segments*	loss*	segments*	drivers)	services	production processes	of customer	methods	environment
Communications
	Datacom	6.5%	3.8%	5.6%	Corporate information technology spending; telephone company capital expenditures	Multi-Conductor/Multi-Pair Fiber and Copper Networking Cable	Long length runs; packaged on both large reels and on small reels or boxes	Contractors; Systems Integrators; Telecommunications System Operators	Distribution; to a lesser extent through direct sales to customers	TIA, EIA, Telco utility standards
	OVD Products	13.4%	13.5%	9.8%	Telephone company capital spending	Outside Plant Telecommunications Exchange Cable; Outside Service Wire	Long length runs; packaged on large and on small reels or boxes	Telecommunications System Operators; Contractors	Direct sales to customers; to a lesser extent through distribution	Telco utility standards
	Europe	1.5%	0.9%	4.7%	Corporate information technology spending; telephone company capital expenditures	Multi-Conductor/Multi-Pair Fiber and Copper Networking Cable; Outside Plant Telecommunications Exchange Cable; Outside Service Wire	Long length runs; packaged on both large reels and on small reels or boxes	Contractors; Systems Integrators; Telecommunications System Operators	Distribution; to a lesser extent through direct sales to customers	TIA, EIA, Telco utility standards
	Asia Pacific	1.4%	1.6%	2.1%	Corporate information technology spending; telephone company capital expenditures	Multi-Conductor/Multi-Pair Fiber and Copper Networking Cable; Outside Plant Telecommunications Exchange Cable; Outside Service Wire	Long length runs; packaged on both large reels and on small reels or boxes	Contractors; Systems Integrators; Telecommunications System Operators	Distribution; to a lesser extent through direct sales to customers	TIA, EIA, Telco utility standards
* For the year ended (p&l) and as of (balance sheet) December 31, 2005

APPENDIX V